Exhibit 99.3

Review and Valuation of the Petroleum Assets

of

Great South Land Minerals Limited

Prepared for

PKF Corporate Advisory Services (Vic) Pty Ltd

by

Anderson & Schwab Australia Limited

This report has been prepared at the request of PKF Corporate Advisory Services (Vic) Pty Ltd. The purpose of this report is to provide information to PKF Corporate Advisory Services (Vic) Pty Ltd to assist it in providing an analysis and view to the Directors, management and ordinary shareholders of Great South Land Minerals Limited relating to that Company’s in principle decision to accept an all-stock tender offer from Empire Energy Corporation International, Inc., a United States company that is listed on the NASDAQ exchange. The report, prepared by Anderson & Schwab Australia Limited, has determined a range of values for the petroleum assets of Great South Land Minerals Limited. The value range is based on information supplied by management, directors and staff of, and consultants to, the company; consultants reports based on investigations into the assets belonging to the company; publicly available information and reviews of data collected, collated and assessed by consultants to the company. This report may accompany commentary provided by PKF Corporate Advisory Services (Vic) Pty Ltd on their opinions with regard to the transaction. The report has been completed in accordance with the terms and conditions described herein and set forth in our agreement with PKF Corporate Advisory Services (Vic) Pty Ltd.

9 November 2004

Page i

1.	INTRODUCTION

1.1	BACKGROUND AND PURPOSE OF THE REPORT

Great South Land Minerals Limited (“GSLM”) is an unlisted public company. The principal activities and assets of GSLM are the evaluation and potential development of Special Exploration Licence 13/1998 located entirely onshore, Tasmania, Australia.

GSLM has agreed in principle, subject to documentation and shareholder approval, to sell the company to Empire Energy Corporation International (“Empire”), a NASDAQ-listed company. The deal would result in the shareholders of GSLM acquiring 95% of Empire and allow GSLM to access the funds needed to continue its work to confirm and exploit the oil and gas potential of Tasmania.

An extension to the Special Exploration Licence 13/1998 is being sought by GSLM in exchange for a commitment to the Government to spend a minimum of $21.5 million over five years on an accelerated exploration program.

Empire has secured a US$380 million equity line of credit to allow this program to commence once the merger of the two companies has been achieved. While the Boards of directors of both companies have approved the transaction, the renewal of the exploration licence is a condition to closing the acquisition of GSLM.

GSLM has engaged PKF Corporate Finance (Aust) Pty Ltd (“PKF”) to prepare an Independent Expert’s Report (“IER”) in relation to the proposed transaction with Empire. PKF does not possess the scientific or technical knowledge necessary to competently evaluate the petroleum assets of GSLM. PKF has therefore requested that Anderson & Schwab Australia Limited (“A&S”) act as a Specialist and undertake an independent review of these petroleum assets for attachment to its report to GSLM.

2.	SUMMARY AND VALUATION

2.1	EXECUTIVE SUMMARY

•	We have assessed the value of GSLM’s Special Exploration Licence, SEL 13/98, to be in the range $23.763 million to $30.100 million.

•	The Tasmanian Basin is by petroleum exploration standards a “frontier basin”. Despite having been explored in one manner or another for over 120+ years it is only during the last twenty years, since GSLM and its predecessor companies acquired leases in the basin, that a systematic programme of exploration discovery has been carried out in an attempt to discover commercial accumulations of hydrocarbons.

•	Since GSLM and its predecessor companies acquired exploration leases to explore for hydrocarbons in excess of A$22 million has been spent on exploration activities. These activities have so far established the presence two petroleum systems, which they have named; the Larapintine Petroleum System and the Gondwana Petroleum System.

•	In identifying these petroleum systems GSLM has proved the presence of good quality source rocks that are thermally mature for the generation of gaseous and liquid hydrocarbons. It has determined that hydrocarbons have been generated, expelled and migrated into potential reservoir units and established the presence of reservoir and seal units within the basin. In recent years reflection seismic data has been acquired to complement earlier gravity and magnetics data with the ultimate aim being to determine the presence of petroleum trapping mechanisms.

•	This seismic data has shown that potential exists to discover trapping mechanisms but that significantly more seismic acquisition and interpretation work needs to be undertaken to enable the company to identify potential drill targets.

•	The renewal of SEL 13/1998 is critical to the value of the company. The application for the extension was made on 6 May, 2004 and contained an extensive programme of exploration for the next five years that included committed expenditures amounting to some A$21.5 million.

•	Company management is very competent and has the ability to continue to develop the exploration programme going forward. A greater number of specialist technical staff will be required to undertake the proposed work programmes but given the proximity of the exploration licences to major commercial and residential areas and the lifestyle opportunities available in Tasmania we do not envisage that the company will have any difficulties in recruiting competent staff.

2.2	VALUATION

We have undertaken an assessment of GSLM’s special petroleum licence and reviewed, in as much detail as was practical, the value of this asset. Our valuation, as at the date of this report, is estimated to be between $23.763 million and $30.100 million.

Table 2.2-1 provides our valuation estimates and valuation method for SEL 13/1998. Each of the valuation methods is discussed in detail in Section 3.2.

Table	2.2-1: Valuation of GSLM Tenement – Summary

Asset	Valuation Method	Value
		Low	High

SEL 13/98	Multiple of Exploration Expenditure	$23.763m	$30.100m

	Joint Venture Method	$22.5m	$22.5m

Preferred Value		$23.763m	$30.100m

3.	METHODOLOGY AND APPROACH

3.1	INTRODUCTION

The purpose of this report is to provide a technical assessment and valuation of GSLM’s SEL 13/98 petroleum asset. In providing our valuation we have complied with the provisions of the Valmin Code of the Australasian Institute of Mining and Metallurgy (“The AusIMM”) in undertaking our assessment.

In general, a valuation is derived by considering a technical value, reflecting the assessed future net economic benefit of the project, which can be adjusted by way of premium or discount for given market and other conditions presently applicable to determine a fair market value. With this in mind, the application of standard valuation methodologies, while possible, may not indicate a realisable value, as the ability of a potential purchaser to utilise the asset for commercial advantage or otherwise gain from its ownership, may not be achievable.

All references to dollars within this report are to Australian Dollars except where specifically identified.

A&S has not been engaged to provide independent verification of any Resources figures that may be quoted in relation to this tenement. Instead, for the purposes of this report and in considering that the GSLM SEL 13/98 asset has been known and documented for some considerable time within the public realm it was determined that a site visit was not necessary. GSLM has supplied us with considerable information for which we express our gratitude.

3.2	VALUATION METHODS

3.2.1	SUMMARY

The commonly used valuation methods for mineral assets that we have considered, and/or adopted where considered appropriate, to determine the value of SEL 13/98, include:

•	The Orderly Realisation Of Assets method

•	The Net Present Value Of Future Cash Flows method

•	The Multiple Of Exploration Expenditure method

•	Joint Venture Terms

•	In Situ Values Method

•	Comparable Transactions method

•	The Alternative Acquirer method

•	The Capitalisation Of Future Maintainable Earnings method

3.2.2	ORDERLY REALISATION OF ASSETS METHOD

The value achievable in an orderly realisation of assets is based on an assessment of the net realisable value of a business or asset, assuming its orderly realisation. Costs associated with the sale of the business or assets are included in the assessment. This technique is appropriate for minerals and petroleum businesses, which typically have individually definable assets, with relatively high values compared to earnings and cash flows and in which individual properties and interests in individual properties are frequently bought and sold. We considered that this method is inappropriate for GSLM as: the company only holds one property and this property is held as a “Special” Exploration Licence which does not allow the property to be transferred to another party other than by the method currently proposed by the company. As such, the capacity to realise a value in an orderly manner is not appropriate.

3.2.3	NET PRESENT VALUE OF FUTURE CASH FLOWS METHOD

The Discounted Cash Flow (DCF) valuation method is based on the premise that the value of a business is the net present value of its future cash flows. In the mining business, this method requires assessment of:

•	mineral reserves and resources;

•	the appropriate mining and processing methods to exploit and market those reserves; and

•	an analysis of future production, production costs, market prices, cash flows, capital requirements and capital costs for the life of the potential reserves.

This technique is particularly appropriate for a minerals investment with defined reserves and is the most common approach to valuation in the minerals industry. A&S regard this methodology as being inappropriate for valuing SEL 13/98 as the development of the asset is not yet at the stage where a definable Resources figure can be provided.

3.2.4	MULTIPLE OF EXPLORATION EXPENDITURE METHOD

We have used the “Multiple of Exploration Expenditure” method to estimate the realisable (market) value of GSLM’s SEL 13/98 exploration property. This method is most often used to assess value for a “grass-roots” exploration property. In this method, the total historical costs of acquiring and exploring the property up to the present point in time, plus committed and approved future exploration expenditure, is taken as the base. To this is applied an “exploration effectiveness multiplier”, a measure of the usefulness of the expenditure to the development of future exploration programmes and the effective equity interest.

The result is adjusted by applying a “prospectivity enhancement multiplier” (PEM) representing the valuer’s opinion of the company’s potential success (or otherwise) in upgrading the prospectivity of the property. This factor would normally lie in the range of 0 to 3, with zero representing a complete write-off, and a value greater than one applying where exploration had successfully upgraded the property. The selection of the appropriate enhancement factor is subjective and dependent on the valuer’s experience and judgement.

3.2.5	JOINT VENTURE TERMS

The terms of a joint venture agreement or proposed agreement indicate the value placed on a property by a (usually) knowledgeable incoming partner who is prepared to invest in the property to earn an interest and the value placed on the property by the vendor. This method has to take into consideration the full details of the agreement, particularly the terms under which the incoming partner can withdraw.

3.2.6	IN SITU VALUES METHOD

Where some data on Resources and Reserves exists, a discounted subjective profit margin per unit of production is sometimes used based on the valuer’s experience and judgement. This works best for simple situations such as gold or petroleum deposits. With deposits such as coal and iron ore, which may have several process options and for which there is likely to be a very heavy capital influence to project economics this method is of doubtful validity. A&S has determined that this method is inappropriate in this instance as no petroleum Resource figures of any credibility have been provided and so this method has not been used.

3.2.7	COMPARABLE TRANSACTIONS METHOD

Comparable transactions relate to the values of reasonably recent transactions for other properties that are judged to be similar and / or in the same region as the property in question. As such transactions are often of a joint-venture nature, it is necessary to discount the apparent value for time and for the probability of the earning expenditure being completed or adjust them for other payments such as royalties to be triggered by successful exploration.

Since no recent or even modern transactions involving the sale or trade of petroleum properties have taken place in this basin we have not used this methodology.

3.2.8	ALTERNATIVE ACQUIRER METHOD

The “Alternative Acquirer” valuation method considers the premium price that an alternative acquirer is prepared to pay for a business to gain entry into a business, or to achieve economies of scale, reductions in competition and synergies with existing operations, or other factors. We have not applied this method to SEL 13/98 as we are unaware of any other potential acquirers and the value of the property is specific to an individual acquirer.

3.2.9	CAPITALISATION OF FUTURE MAINTAINABLE EARNINGS METHOD

The “Capitalisation of Maintainable Earnings” methodology, which values an entity based on an empirically derived multiple of maintainable earnings, is appropriate where the earnings of a business are stable and sufficient to justify a value exceeding the value of the underlying assets. A&S has not used this method to provide a value for SEL 13/98 as it is purely an exploration company and has no stable earnings profile.

3.3	MATERIAL ISSUES

The following issues have been considered by A&S during the valuation process as they are regarded as being material to this assessment.

They are GSLM’s:-

•	reliance on being granted a renewal of SEL 13/98 by Mineral Resources of Tasmania;

•	financial and technical ability to continue to successfully appraise its exploration property;

•	proven ability to extract value from its exploration programmes and the knowledge gained from these works;

•	knowledge of the industry in which it operates;

•	access to future capital that will enable them to undertake the proposed work programmes.

3.4	OTHER MATTERS

This report has been prepared in accordance with the principles outlined in ASIC Policy Statement 74, “Independent Expert Reports to Shareholders”. It also conforms to the requirements of the Australasian Institute of Mining and Metallurgy’s VALMIN Code.

4.	GREAT SOUTH LAND MINERALS LIMITED

4.1	DESCRIPTION

Great South Land Minerals Limited (GSLM) is an unlisted public company incorporated in Tasmania in 1995 for the specific purpose of exploring for oil and gas onshore Tasmania.

GSLM holds one exploration licence SEL 13/98, which currently covers almost half of the onshore Tasmania Basin. The licence covers an area of 15,035 square kilometres and GSLM holds the exploration rights for all gas and liquid petroleum.

The exploration objective of GSLM is to find and extract commercial quantities of oil and/or gas from onshore Tasmania.

4.2	SPECIAL EXPLORATION LICENCE 13/1998

Special Exploration Licence 13/1998 (SEL 13/98) was granted to GSLM on 18 May 1999. The licence covered an area of 30,356 square kilometres and replaced three licences held by GSLM. These licences EL 1/88, EL 9/95 and EL 21/95 were originally held by GSLM’s predecessor companies.

Modern exploration in the Tasmanian Basin commenced when the Broken Hill Proprietary Company (BHP) was awarded Exploration Licence 30/1980 (EL 30/80) on April 15, 1981, to explore for coal. The licence was granted for a period of 12 months and consisted of an area of 12,900 square kilometres, which was reduced to 2,480 square kilometres in four parts on April 15, 1983. Mobil Energy Australia then farmed in and worked the licence until April 15, 1984 at which time the licence was relinquished as the area was regarded as not appearing to contain any coal measure lithologies.

In June 1984, the recent phase of oil and gas exploration commenced when Conga Oil Pty Ltd, the earliest predecessor of GSLM acquired part of the D’Entrecasteaux Region of Southern Tasmania in order to verify old hydrocarbon reports. This licence was designated EL 10/84 and covered an original area of 50 square kilometres. During the following years up until 1988 it continued to acquire exploration rights to a large part of Southern Tasmania. During 1987 Condor Oil Investments joined Conga Oil as a joint venture partner.

In 1988, EL 10/84 was incorporated into a new permit EL 1/88, which covered an area of 3500 square kilometres. Conga Oil continued to explore this area until 1995 when it formed Great South Land Minerals Pty Ltd. Exploration Licence 1/88 was assigned to GSLM Pty Ltd and two other licences, Exploration Licence 9/1995 (EL 9/95) covering and area of 3700 square kilometres and Exploration Licence 21/ 1995 (EL 21/95) covering an area of 6000 square kilometres, were granted. GSLM Pty Ltd now held a total area of 13,200 square kilometres. All licences expired in 2001. In March 1998 GSLM Pty Limited changed from a private to a public company, GSLM Limited, by way of a special resolution approved by shareholders. A new, enlarged exploration licence SEL 13/98 was formed from these three exploration licences and GSLM continued to explore these areas until the permit officially expired on 18 May 2004.

The submission to the Minister to renew SEL 13/98 was dated 6 May 2004. The submission requested the new area to be approximately 15,000 square kilometres centred dominantly on the central and northern parts of the Tasmanian Basin. A work programme covering full five years, detailed and costed was included in the application for the licence renewal. The work programme will be modified to take into account exploration results as they become available.

4.3	EXPLORATION RESULTS AND PROSPECTIVITY

No information on the work programme undertaken by the Broken Hill Proprietary Company (BHP) has been made available to A&S although we are aware that it was primarily focused on the coal potential of the basin. We have reviewed the results of work carried out by Mobil Energy Australia, which comprised an initial, extensive literature research followed by field mapping in numerous isolated areas within the Licence. The literature studies indicated that a great deal was still unknown regarding the coal potential over much of the central Tasmanian Basin and it was, in effect, relatively poorly explored. Additional aims of the field-mapping programme were to enable a ready identification of Permian strata to be made for future drilling operations and to assist in the selection of drill hole locations.

Mobil’s drilling operations, preceded by a ground based magnetics survey, commenced on October 2, 1983 and consisted of five cored holes totalling 987.75 metres, 814.19 metres of which was cored. The drilling targeted two horizons in the Permian sequence:

•	Cygnet Coal Measures equivalents

•	Faulkner Group containing the Mersey Coal Measures equivalents

Sedimentological studies were also undertaken to enable, in conjunction with the additional stratigraphic information, an environmental map of the Permian to be drawn and to make recommendations on future drilling.

Conga Oil Pty Ltd began work in 1984 and during the period to 1987 focused most of its work on undertaking reviews of the basin. During 1987, after a reported seepage was relocated and analysed, the company began a systematic exploration programme in the region. Recognising the need to be able to map sub-dolerite structure, Conga Oil firstly attempted to extend the gravity and magnetics databases in the Tasmanian Basin. Whilst this has helped in defining regional trends and lineations, the lack of subsurface control and the limitations of the methods themselves limited the usefulness of these techniques for the purpose of identifying potential hydrocarbon traps. Good quality seismic imaging of structure beneath the dolerite still remained an essential but difficult to achieve exploration tool.

The work completed by Conga Oil established that:-

•	Oil had definitely been generated and that active seeps were observed in certain areas;

•	Source rock studies of vitrinite reflectance and conodont alteration index confirmed that Ordovician carbonates exposed around the region were within the oil window;

•	Permian and younger rocks blanket most of the region and obscure distribution;

•	Basin development began in the late Precambrian, was most active in the Cambrian, but continued up to Middle Devonian times.

After 1988 exploration continued in the newly incorporated and expanded area of EL 1/88. Despite earlier discouraging seismic acquisition data results, due dominantly to the widespread coverage of dolerites onshore Tasmania, Conga Oil elected to attempt the acquisition of additional seismic data both on the main island and North Bruny Island in the vicinity of Johnson’s seep. Additional data was acquired offshore in Storm Bay utilising AGSO’s Rig seismic vessel. The seismic acquired was disappointing with data quality of the records very poor to the point that none of the sections are adequate for the purposes of identifying and mapping a petroleum traps.

During 1990, several scientific and exploration focused papers were produced and in 1991 Shell Australia reprocessed some marine and land seismic data. In 1991, Dr David Leaman produced a progress report on the interpretation of gravity and magnetics data in EL 1/88.

In 1992, Condor Oil took over responsibility for exploration and during this period up to and including 1994 produced several consultants’ reports. During 1994 the stratigraphic wells, Shittim #1 (1751m) and Gilgal #1 (50m), were drilled on Bruny Island.

During 1995, Conga Oil incorporated GSLM Pty Ltd and assigned to it the title to EL 1/88 and gave over the role of exploration project manager Condor Oil became an equity holder in GSLM Pty Ltd. Two further ELs were then added to the portfolio and GSLM Pty Ltd increased its exploration efforts. Collaborative studies with a number of individual consultants and agencies were initiated and a considerable amount of data and an improvement in the company’s understanding of the basin achieved. The Bureau of Mineral Resources undertook Rock Evaluation studies, Honours students at the University of Tasmania provided basin studies, Shell Development Australia reprocessed some earlier seismic data, BHP provided analyses in oil geochemistry, the State Mines Department acquired gravity and seimic data, CSIRO provided analyses of seep studies and geochemistry and Eugene Domack completed studies on the maturation and depositional environment of the Tasmanite oil shale.

At the request of the Mines Department an independent consultant was employed to assess the significance of the gas encountered at Shittim#1. The consultant, Mr Mulready (14 September 1995) concluded that the hole had established that a seal, reservoir and gas were present and that the results encouraged further investigation of the basin depocentre located in central Tasmania. On the basis of this report, GSLM then focussed its exploration activities in this area of the basin. Concurrent with this work, Trent J. Woods, University of Tasmania, investigated the timing of potential hydrocarbon generation from Palaeozoic sediments and the characterisation of potential reservoirs of the Lower Parmeener Supergroup. Financial support was provided by GSLM.

During late 1995 the Australian Geological Survey Organisation (AGSO) undertook a land based seismic survey over parts of the basin.

During 1996, a third stratigraphic well, Jericho #1 was pre-collared and drilled to a depth of 640m on Bruny Island.

The stratigraphic holes were located for the following reasons:

•	Onshore and offshore seismic existed in the area and needed velocity control, which was only obtainable by a downhole shot so that previous processing could be repeated with actual real velocities.

•	Historic records indicated that the area had numerous seeps of both oil and gas and that at least five shallow wildcat holes had been drilled but were depth limited because of previous technology.

•	Results of gravity and magnetics surveys indicated that North Bruny Island is located on a basement high, with a good potential regional trap for oil and gas.

•	Modern geochemical oil exploration methods indicated that there were crude oil seeps in creeks and around old drill sites that warranted investigation.

•	A recent Mines Department hole on the neck of Bruny Island had discovered oil in loose sand at 30m depth.

All three holes recorded petroleum hydrocarbons in a gaseous state.

•	Shittim#1 recorded tar with zeolites in the fractured dolerite and gas from 810 metres depth. The hole was drilled onto 1021 metres without reaching the unconformity due, according to reports, to over pressured gas.

•	Gilgal#1 recorded gas at its total depth of 51 metres.

•	Jericho#1 recorded gas from 15 metres to the bottom of the hole at 228 metres.

During 1996, GSLM contracted Robert S Young, a U.S.A. based consulting Petroleum Geologist, to review the potential of oil and gas in the Tasmanian onshore Basin. The primary focus of Young’s review involved analysing the work undertaken up to that date from a Petroleum Systems perspective. In this sense, he set about identifying whether the basic building blocks for the potential commercial producton of hydrocarbons existed within the Tasmanian Basin.

Young concluded that:

•	With some 270 seeps and shows, which have been studied geochemically and have identified at least four mature oils, that it was very probable there are several possible hydrocarbon sources in the Tasmanian Basin. Geochemical comparisons of seeps show that the most likely source would be the Ordovician of the Gordon Group Limestones. Ratios of C27:C28:C29 Steranes are identical between seeps of the Bruny Island Johnson well and the Ordovician Gordon Limestone and the predominance of C27 Steranes and the abundant diasteranes in Tasmanian bitumens suggests a widespread algae and clay rich source rock.

•	Conodonts colour indicates that much of the Gordon Limestone, particularly in central and southern Tasmania, is in the oil and gas windows. This limestone is expected to underlay Permian and Triassic sediments in much of the Tasmanian Basin. He also included the Permian Quamby Mudstone, “Freshwater Sequence” and Preolenna coal Measures as other potential source rocks. In all three rock units of which the total organic carbon may reach 25%, vitrinite reflectance data and fossil pollen colours show that these source rocks are within the oil window over large areas of the basin.

•	Reservoirs are very easily envisioned in the shallow marine Ordovician Limestones as palaeokarsts, reefal or fractural. Since limestones are considered source material, migration would be minimal. Additional potential reservoirs are within the Siluro-Devonian sandstones of the Eldon and Tiger Range Groups and within sandstones of the Permian Bundella Formation, Faulkner Group and Liffey Sandstone of the Lower Parmeener Super Group. Measured porosities in the Faulkner and Liffey are 13% and 12% respectively, while other Permian sandstones in the northern area of the licence have porosities averaging 16% and horizontal permeabilities ranging up to 386 millidarcies.

•	Evaporites are most efficient seals mainly because they offer very little or no pore space; however, the long-term sealing properties of very fine grained, water wet porous rocks such as shales are also remarkably efficient in the absence of open fractures. This is due to the displacement pressure barrier effect created by capillary pressure between oil and water in rock pores. It is anticipated that the Ordovician Limestones reservoirs would be sealed by additional limestone within the Gordon Group or by the Turo Tillite above the unconformity. Good seals of shale and silts are found throughout the Permian-Triassic sedimentary sequence. The Jurassic dolerite sills also make excellent cap rock for the Permian-Triassic reservoirs.

•	Defining traps and structural features within the basin is very difficult to impossible without good reflection seismic records. To date, there has been very little reflection seismic data and most of the data is poor quality due to the extensive dolerite cover over a large part of the basinal sediments. Relatively good quality seismic data has been obtained in areas where the dolerite cover is thin or absent. The results of the seismic work on the TASGO project show that an improvement in data quality and penetration of recordings through the dolerite can be achieved and this will aid in better defining structural traps. The present gravity and magnetics, which have been extensively used to date, have been able to define regional structural elements of mostly Palaeozoic. Structures in the Permian, or younger, are probably going to be faulted, and of low relief.

•	Except in unusual circumstances, most untrapped oil in sedimentary basins originates from synclinal drainage areas that surround the trap itself. Thus, migration distances commonly range in tens rather than hundreds of miles, particularly on strongly structured or faulted basins.

During 1997, several reports on various aspects of the petroleum potential of the basin were produced. Four stratigraphic wells were planned and drilled. Lonnavale #1 was pre-collared and drilled to 557m; Hunterston #1 was pre-collared and drilled to 336m; Bridgewater #1 was pre-collared and drilled to 252m and Pelham 31 was pre-collared and drilled to 503m. Reports on all these wells were provided to Mineral Resources Tasmania.

1998 saw the conclusion and release of results of TASGO Project, a joint Federal and State Government project initiated to expand understanding of Tasmanian mineral and petroleum potential. G.E. Carne produced a report on “An Evaluation of the Oil and Gas Potential of Tasmania and during 1999, Dr. L. Wakefield produced a report titled “Independent Geologist’s Report on the Exploration prospectivity of the Onshore Tasmanian Basin. GSLM produced a paper for the 2000 APEA Journal titled, “Petroleum Systems in Tasmania’s Frontier Onshore Basins”.

During 2001, GSLM completed 660 line kilometres of regional seismic survey TB01 over part of the area of SEL 13/98. At the conclusion of the seismic programme an environmental report was submitted to the Department of Primary Industry, Water and the Environment’s Threatened Species Unit. Robertson Research Australia Pty Ltd processed the data with final and migrated stacks completed for all lines. The preliminary results of the interpretation identified several potential anticlinal/domal traps. Two small anticlinal structures were identified in the Parmeener Supergroup beneath the Longford basin and one in the Tertiary infill of the Longford Basin. Six potential traps were recognised in the Central Highlands area where gently dipping anticlines in the Parmeener almost directly overlie and reflect more steeply dipping anticlines beneath the Devonian unconformity. These Devonian structures are probably mainly within the Wurawina Supergroup and contained within the Devonian fold-thrust belt. Based on these seismic results GSLM planned the next regional seismic survey, TB02 a 1075 line kilometre programme designed to acquire further regional data, to define structures identified during the TB01 survey and to place lines close to wells that were drilled and pre-collared in 1997. GSLM continued its relationship with the University of Tasmania through the ARC-SPIRT joint research program with the appointment of three PhD students.

During 2002 and 2003 GSLM continued to work on the 2D seismic data acquired during 2001 and a report on an analysis of the Longford Sub-basin was also completed. Approval was obtained to re-enter and deepen (1700m) the stratigraphic well, Hunterston#1. The well was eventually terminated at a depth of 1324m, which was carried out as part of a farm-in process whereby OME Resources Australia Pty Ltd was to earn a 5% interest in the licence. Hydrocarbon gas was noted at various depths while coring and analyses of gas samples confirmed the presence of Helium gas (>1.0%) from the formations below the Tasmania Basin. Further details on the joint venture with OMERA are contained below in Section 4.5.2.

4.4	FUTURE EXPLORATION PROGRAM

As part of its submission to the Minister regarding renewal of Permit SEL 13/98, dated 10 September 2004, the company submitted a detailed and costed programme of works covering the full five years of the of the renewed licence. Stated in the application was the company’s acknowledgement that the work programme would be modified to take into account exploration results as they became available.

As the MEE method allows committed and approved expenditures for future exploration programmes to be included in the base A&S has included the next twelve months proposed expenditures in its valuation of the property.

The Exploration Philosophy supporting this programme is based on the research carried out mainly in the last five years during which the company has identified the two petroleum systems referred to earlier. The company considers the mainly oil prone Gondwana Petroleum System (GPS) in the northern section of the basin to be more prospective than the mainly gas prone Larapintine Petroleum System (LPS) to the south. Furthermore, they have established that faulting is much more intense in the southern half of the basin thereby reducing trap size and increasing the risk of seal breaching. Additionally, the centre of the basin has not been uplifted to the extent of areas in the Central Highlands and in the south, suggesting that the source rocks were/have been in the generating kitchen for much longer than in the highlands.

They therefore propose to implement an exploration programme that concentrates seismic exploration in the central parts of the Tasmanian Basin but one that also explores the potential of the LPS under the Central Highlands.

To date, GSLM has not drilled seismically defined targets and the aims of this programme will be to define accurately as many targets as possible before drilling exploration holes. Stratigraphic wells will also be drilled in order to increase geological and petrophysical knowledge of what is still a frontier basin. Additional to this field work, GSLM plans to continue with research and development work in conjunction with the University of Tasmania. Research work will include lithological, petrographic, geochemical and palaeontological data gathering from the field and from cores, data plotting and syntheses. All data will be included on a three-dimensional computer model of Tasmania.

4.4.1	Seismic Acquisition

Over the next five years a total of approximately 2000 line kilometres of seismic data acquisition is planned with 1600km to expand the regional coverage and 400km to more closely define discovered structures. As was the case with the survey TB01, the lines have been located wherever possible along roads in order to minimise the impact of the survey on private land and on environmentally sensitive areas.

During the next twelve months three Stages of acquisition are planned.

Stage 1	Will build on the initial interpretation of the seismic survey TB01 that indicated the presence of a number of anticlinal structures. Approximately 145 line km of seismic survey is planned starting late december 2004 to further define identified structures.
Stage 2

The initial interpretation of the seismic survey TB01 indicated the presence of a large anticlinal structure. To further define this structure it is planned to acquire approximately 52 line km of seismic as soon as possible after the acquisition of Stage 1.

A number of wells were drilled and collared in 1997. It is planned to acquire approximately 108 line km of seismic data in the immediate vicinity of the wells, Lonnavale#1, Pelham#1 and Bridgewater#1 in order to evaluate the potential for drilling ahead on these wells.

Stage 3	Will involve continuing the regional grid over the Tasmanian Basin. 704 line km will be acquired to expand seismic coverage to the South, Southeast and East parts of the Tasmanian Basin. A long regional line is planned to extend to Cockle Creek in the far south of the basin and shorter lines are planned towards the Florentine Valley in the west and to the eastern limit of the lease area. The western line will allow a tie of the Ordovician geology of the Florentine Valley to TB01 profiles and the eastern line is expected to show progressive thinning of Permian units eastwards. The southern line should yield important information concerning both petroleum systems.

Environmental, heritage and indigenous approvals have been given in the past for a programmes similar to TB02 and a renewal of these approvals will be sought from DPIWE and others during Q4 ‘04. Similarly, the existing approvals to operate vibroseis trucks on Tasmanian roads have expired; an application for renewal will be sought for DIER. Permission to operate the vibroseis trucks on council or on private property will be sought in a similar fashion to the approvals obtained for the TB01 survey.

Interpretation will be carried out either in-house, in conjunction with the Earth Sciences School of the University of Tasmania or by contractors. The 660 line kilometres of seismic survey acquired during the TB01 survey were processed by Robertson Research in Perth with final and migrated stacks produced for all lines. Various preliminary interpretations have been made as part of the SPIRT programme and GSLM will commission an independent expert to prepare a report to consolidate these interpretations. This consolidated interpretation report will be submitted to Mineral Resources Tasmania by 1 December 2004.

4.4.2	Drilling Program

During the course of the five-year work programme four Stratigraphic wells have been budgeted; although GSLM has indicated that it is possible that one or more of these will be replaced by exploration wells depending on the success of the seismic programme. During the first twelve months it is proposed to drill a stratigraphic well in the Longford Sub-basin, which will be designed to test Gondwana Petroleum System beneath the Tertiary. This well (Lachish#1) will provide information on the Tertiary of the Longford Basin and on the petrophysical, seal, reservoir and source rock characteristics of the Parmeener Supergroup under the Longford Sub-Basin. Down hole seismic will allow a re-interpretation of the seismic profiles of the Permo-Triassic beneath the Longford Basin obtained in TB01. Lachish#1 is planned at a location near the Valleyfield Road, approximately 9km west of Conara on the “Stockwell” property. Lachish#1 is situated close to the intersection of two seismic lines TB01-PT and TB01-TE and is planned to be drilled and cored to a depth of about 2000m. Approvals for Lachish#1 have been granted by MRT. The approvals have expired and well programmes will be re-submitted.

Table 4.4-1:- Annual Budget for period 1 October 2004 to 30 September 2005.

Activity	Q4 ‘04	Q1 ‘05	Q2 ‘05	Q3 ‘05
Planning & Supervision	40	40	40	40
R&D	40	40	40	40
Seismic Interpretation	30
Stage 1 Seismic	95	600
Stage 2 Seismic	80	1100	100
Stage 3 Seismic		100	2686	30
Lachish#1 well				200
Quarterly Total	285	1880	2866	310
Annual Total				5341

Figures expressed in $’000.

4.5	VALUATION OF EXPLORATION INTEREST

A range of values has been placed on GSLM’s exploration licence using the Multiple of Exploration Expenditure Method and the Joint Venture Method.

4.5.1	Multiple of Exploration Expenditure Method

Records of exploration expenditure for the area have been reviewed for the period commencing April 1980 through to 30 June 2004. In our review and calculations, no allowance has been made for any exploration expenditures incurred since 30 June 2004. A&S has determined that a total of $21.874 million has been spent on exploration activities during this period.

SEL 13/98 has, since 1984, in one form or another been explored as intensively as practical given the limited resources of GSLM and its predecessor companies. Exploration expenditures in the early years have been focused on early stage exploration activities including such things as seep sampling and analysis, field mapping, desk top studies and research activities aimed at developing a greater understanding of the sedimentological and hydrocarbon generative aspects of the basin however, as this knowledge base developed and their understanding increased the company’s exploration efforts have, in more recent years, been focused on acquiring reflection seismic data and in drilling stratigraphic wells in an attempt to resolve the structural complexities of the basin. Indications of hydrocarbons have been encountered in many of these stratigraphic wells. At this stage, it is reasonable to state that the earlier seismic data has provided some insight into the structural styles developed in the basin and that several leads have been identified. None of these features could be described at this stage as being of prospect status but the planned seismic during late 2004 and 2005 should provide more information and provide the company with greater comfort on the integrity of one of the features that they are planning to drill towards the end of 2005.

As we have seen, considerable geologic knowledge of the petroleum prospectivity of the Tasmanian Basin has been gained during this period and despite its current status as a frontier basin, a great deal of technical data has been recorded, collated, synthesised and published, to the extent that its prospectivity for the discovery of commercial hydrocarbons is significantly greater than previously believed. Based on the information that has been presented to A&S and our own investigations we have assumed that Effective Exploration Expenditures to be in the order of $15.842 million. See Table 4.5-1 for a review of this data.

Table 4.5-1: Exploration Expenditures and Effective Expenditures Review of Area Covered by SEL 13/98.

Date	EL	Item	Actual Expenditure		EEM		Effective Expenditure
5/1981 to 6/1988 6/1984 to 6/1988	EL 30/80 EL 10/84	BHP, Mobil – no break up available Conga – no break up available		$3.357m	50%			$1.679m
7/1989 to 6/1989	EL 1/88	no break up available		$0.420m	40%			$0.168m
7/1989 to 6/1990	EL 1/88	no break up available		$0.037m	40%			$0.015m
7/1990 to 6/1991	EL 1/88	no break up available		$0.037m	40%			$0.015m
7/1991 to 6/1992	EL 1/88	no break up available		$0.074m	40%			$0.030m
7/1992 to 6/1993	EL 1/88	no break up available		$0.157m	40%			$0.063m
7/1993 to 6/1994	EL 1/88	Geology, admin.		$0.086m	40%			$0.034m
7/1994 to 6/1995	EL 1/88	Geology, drilling, admin.		$0.331m	70%			$0.232m
7/1995 to 6/1996	EL 1/88	GSLM – no expenditures		$0.000m				$0.000m
7/1996 to 6/1997	EL 1/88 EL 9/95 El 21/95	Geology, geochem., drilling, admin. Geology, geochem, drilling, admin No expenditures	$ $ $	0.905m 0.078m 0.000m	70 50	% %	$ $ $	0.633m 0.039m 0.000m
7/1997 to 6/1998	EL 1/88 EL 9/95 EL 21/95	Geol, geophy, geochem, drill, admin. Geol, geochem, drilling, admin. Geol, geophy, drilling, admin.	$ $ $	0.348m 0.453m 0.097m	70 70 50	% % %	$ $ $	0.243m 0.317m 0.048m
7/1998 to 6/1999	EL 1/88 EL 9/95 EL 21/95	Admin. Geol, admin. Admin.	$ $ $	0.089m 0.090m 0.089m	70 50 50	% % %	$ $ $	0.062m 0.045m 0.045m
7/1999 to 6/2001	SEL 13/98	Geophysicis, admin.		$2.729m	80%			$2.183m
7/2001 to 6/2002	SEL 13/98	Geology, geophy, drilling, admin.		$1.283m	90%			$1.155m
7/2002 to 6/2003	SEL 13/98	Geology, geophy, drilling, admin.		$2.027m	90%			$1.824m
7/2003 to 6/2004	SEL 13/98	Geoph, drilling, admin.		$0.376m	80%			$0.301m
9/2004 to 9/2005	SEL 13/98 New Appl.	Geophysics, drilling, admin.		$5.311m	100%			$5.311m
		Total		$21.874m				$15.842m

EEM - is the Exploration Expenditure Multiplier that is derived from an evaluation of the value added to a property from the exploration activities that have been undertaken.

We have applied a Prospectivity Multiplier range of 1.5 to 1.9 on the basis that the exploration activities have identified the presence of two separate Petroleum Systems within the Tasmanian Basin. Source, maturation, expulsion and migration have been proved, reservoir and seals identified and some preliminary indications of trapping mechanisms shown to exist. Accordingly, it is our opinion that GSLM and its predecessors have demonstrated that all of the basic prerequisites required for the potential accumulation of commercial volumes of hydrocarbons have been proved to be present within the basin and the area of the tenement.

GSLM holds a 100% interest in the oil and gas exploration rights of this permit. A value has been placed on GSLM’s exploration interests using the Multiples of Exploration Expenditure Method in the range $23.763 million to $30.100 million.

Table 4.5-2:- Valuation of SEL 13/98 Using Multiples of Exploration Expenditure Method

Item	Low Value	High Value
Permit Exploration Expenditure	$21.874m	$21.874m
Effective Exploration Expenditure	15.842m	$15.842m
Prospectivity Enhancement Multiplier	1.5	1.9
Equity holding (%)	100%	100%
Value	$23.763m	$30.100m

4.5.2 Joint Venture Method

On 10 May 2002 GSLM entered into a joint venture agreement with OME Resources Australia Pty Ltd (OMERA) by which OMERA was able to earn a joint venture interest in SEL 13/98 by conducting drilling and related work. The agreement between GSLM and OMERA established the Tasmanian Exploration Joint venture (TEJV). Stage 1 of this work related to the expenditure of $1,000,000 to complete the deepening drilling/coring of Hunterston#1 well and other activities for a 5% interest in the licence. As at 30 September 2002 GSLM recognised that OMERA had expended $663,536 on on-ground exploration. OMERA contended that expenditure incurred to 30 September 2002 had amounted to approximately $1,216,956.

Following an application from GSLM and OMERA, Mineral Resources Tasmania published details of changes to SEL 13/98 for public comment. The coal bed methane rights associated with SEL 13/98 were removed and awarded to OMERA. GSLM retained 100% interest in the remaining oil and gas exploration rights of SEL 13/98.

There was an optional Stage 2 where an expenditure of a further $2,000,000 on on-ground exploration would earn a further 10% interest in the licence. The TEJV agreement also allowed OMERA to earn 50% interest in the coal bed methane resources of SEL 13/98 by funding and carrying out an exploration program that includes the drilling of at least six test wells before 1 June 2004. This agreement was terminated when the coal bed methane rights were severed from SEL 13/98.

On the basis of Stage 1 of the original agreement, OMERA was to earn 5% interest by expending $1 million on exploration activities. This implies a value for 100% interest of $20 million at the time of the agreement, i.e., 10 May 2002. As this was an agreement to joint venture, it can be safely assumed that GSLM accepted that a reasonable value for the licence was $20 million and that the farm-in party, OMERA, believed that the value was also acceptable. The exploration work funded by OMERA proved successful in that further knowledge was gained from the Hunterston#1 well and natural gas containing a significantly high helium gas analysis obtained. As a consequence, it can be safely assumed that the value of the SEL 13/98 Licence has been upgraded by this work.

Since that agreement was signed, a further $2.403 million has been expended on exploration. Therefore, it can be reasonably assumed that the value of this licence, as at the date of this valuation, was at least $22.5 million.

While this value is close to the lower end of the valuation range obtained using the Multiples of Exploration Expenditure method we have strong reservations about the validity of using this method given; the time frame since the joint venture agreement was signed, and the expenditures that would have added to the value of the asset. In this instance, A&S has decided that the valuation range determined using the Multiples of Exploration Expenditure method represent a more reasonable assessment of the value of the SEL 13/98 asset.

Table 4.5-3:- Valuation of SEL 13/98 Using Joint Venture Terms Method

Item	Value
Cost for 5% interest	$1.000m
Cost for 100% interest	$20.000m
Value of Asset at Agreement Date	$20.000m
Expenditure since Agreement Date	$2.403m
Current Value	$22.403m

5.	REFERENCES

5.1	ACCESS TO SENIOR MANAGEMENT

In undertaking the review and valuations A&S received good cooperation from officers and directors of Great South Land Minerals. We are satisfied that we obtained sufficient information to be confident that our observations reasonably reflect the current situation at Great South Land Minerals.

5.2	SOURCES OF INFORMATION

A&S possessed some prior knowledge about the assets of Great South Land Minerals although we had not personally visited the property. The knowledge that we did possess came from a variety of sources, including discussions with previous and current consultants to Great South Land Minerals, consulting assignments on similar exploration projects, specialist industry intelligence reports, competitive analyses and acquisition intelligence.

Great South Land Minerals supplied detailed technical, commercial and financial information and a list of these references is to be found in Appendix I.

5.3	BUSINESS AND TECHNICAL PLANNING SYSTEMS

The principal source of reliability in future projections is the quality of technical and business planning that goes into developing the projections themselves. A&S believes that Great South Land Minerals has the technical and business planning resources and processes capable of providing reasonable projections.

6.	GENERAL

6.1	QUALIFICATIONS

6.1.1	Anderson & Schwab

Anderson & Schwab is a management and financial consulting firm that has specialised in providing its services to the minerals industry for the past thirty-seven years. Its Australian subsidiary (Anderson & Schwab Australia Limited) was established in 1997.

Anderson & Schwab was the technical specialist to Morgan Stanley Australia Ltd when that firm provided the Specialist’s opinion concerning the dual listing of RTZ-CRA in 1995. The company reviewed all of the global operations of both companies and assessed the value of their respective exploration interests. In 1996, it was the lead consultant in advising Australian Diamond Exploration NL in response to a takeover offer by Ashton Mining Limited. A&S has provided Specialist’s advice to Grant Samuel when that company provided an Independent Expert’s Report to Aberfoyle Limited in relation to the takeover offer by Western Metals NL. It also provided Specialist’s advice to Grant Samuel and to KPMG Corporate Finance when both of those organisations provided the Expert’s Reports on the takeover offer by Rio Tinto for North Limited and Ashton Mining Limited respectively. Anderson & Schwab formed part of the project team that undertook a review of the mining, environmental, legal and economic issues associated with the Ok Tedi Mine, PNG; reviewed and valued the coal assets of PT Kideco, a 12 million tonne per annum Indonesian based coal mining and exporting company, formed part of the strategic review team that evaluated and valued the WMC Corridor Sands Project, and recently reviewed and valued the minerals assets and Stuart Oil Shale Project of Southern Pacific Petroleum and valued the South Australian coal assets of Kumagai Australia Pty Ltd.

Ian Buckingham, Managing Director of Anderson & Schwab Australia, is the firm’s lead consultant in preparation of this opinion for PKF. Mr Buckingham was the leader of A&S’ teams that worked on the Aberfoyle, North’s, Ashton, WMC, Ok Tedi, PT Kideco, Corridor Sands, Southern Pacific Petroleum and Kumagai valuation assignments. He has also undertaken a number of strategic development assignments on behalf of global mining groups.

6.1.2	Ian D. Buckingham

Ian Buckingham, is the Managing Director of Anderson & Schwab Australia, and holds an MBA from RMIT University, Bachelor of Applied Science (Applied Geology) from the Victorian Institute of Colleges and Fellowship and Associateship Diplomas in Geology. Mr. Buckingham is a Member PESA and AAPG.

Commencing his career as a base metals, gold and diamonds exploration geologist he moved into gas engineering and petroleum exploration and development before establishing himself as a resources analyst in stock broking and investment banking. As an analyst he analysed, evaluated and developed financial models for major mining and energy companies. Since joining Anderson & Schwab he has worked on many projects where his knowledge and expertise in areas such as due diligence, valuation, commercial and technical analyses, concept and strategic development, financial modelling and general management have been required.

6.2	FEES

A&S will be paid a professional fee plus reasonable expenses for the preparation of this report. The fee is not contingent on the conclusions set out in the report, or the conclusion of the proposed transaction.

6.3	COMPLIANCE

This report has been prepared in compliance with the requirements of the “Code and Guidelines for Technical Assessment and/or Valuation of Mineral and Petroleum Assets and Mineral and Petroleum Securities for independent Expert Reports” (The VALMIN Code).

6.4	DECLARATION

A&S has not previously worked on any assignment associated with Great South Land Minerals.

Neither A&S nor Ian D Buckingham have any business relationship with Great South land Minerals Limited or with any companies associated with those companies that could reasonably be regarded as being prejudicial to their ability to give an unbiased and independent assessment.

There is no present agreement, arrangement or understanding that A&S will at any time in the future undertake any assignment for Great South Land Minerals Limited or any company or organisation associated with them.

Other than as set out herein, neither A&S nor Ian D Buckingham nor any other person who contributed to this report has any interest in the company that is the subject of this report.

6.5	INDEMNITY

A&S and their associates have been indemnified by Great South Land Minerals Limited as to damages, losses and liabilities relating to or arising out of their engagement that do not arise from the fault of A&S or their associates.

6.6	CONSENT

A&S has given its written consent to the inclusion of this letter in PKF’s IER to be provided to Great South land Minerals Limited’s shareholders, pursuant to Australian regulatory requirements. As of this date, A&S has not withdrawn its consent. A&S has not been involved in the preparation of, or authorised or caused the issue of any other part of the documentation to be provided to Great South Land Minerals Limited’s shareholders, other than this report.

Neither the whole, nor any part of this report, nor any reference thereto, may be included in or with, or attached to any document or used for any other purpose without the prior written consent of A&S to the form and context in which it appears and the purpose of its use.

All of the persons involved in the preparation of this report have consented to the use of this assessment report, for the purpose stated above and in the form and context in which it appears.

6.7	LIMITATION

The statements and opinions contained in this report are given in good faith and, to a considerable extent; reliance has been placed on the information provided by Great South land Minerals Limited. All such information has been presented in a professional manner and A&S believes, on reasonable grounds, that it is true, complete as to material details, and not misleading. The work undertaken for the purpose of this report in no way constitutes a technical audit of any of the assets or records reviewed, and A&S does not warrant that its inquiries have realised all of the matters that an audit might disclose. A&S in no way guarantees or otherwise warrants the achievability of any forecasts used in this report.

6.8	FACTUAL AND CONFIDENTIALITY REVIEW

A draft copy of this report was provided to officers of Great South Land Minerals Limited for comments as to confidentiality issues, errors of fact or misinterpretation, or substantive disagreements on the assumptions that A&S has adopted. While A&S has withheld certain information deemed by Great South Land Minerals Limited to be confidential and included minor corrections and amendments in this final report as a result of comments received, neither the methodology nor conclusions were amended.

A&S gratefully acknowledge the assistance provided by the Directors and officers of Great South Land Minerals Limited in facilitating the preparation of this report.

ANDERSON & SCHWAB AUSTRALIA LIMITED

Ian Buckingham

Managing Director

APPENDIX I — REFERENCES

I.a	COMPANY REPORTS AND PUBLICATIONS

Bendall, M., 1990, Permian Petroleum Potential Onshore Tasmania,

Bendall, M., Burrett, C.F., Askin, H., 2000, Petroleum Systems in Tasmania’s Frontier Onshore Basins, APEA Journal 2000.

Burrett, C.F., 1996, Oil and Gas in the Onshore Tasmanian Basin, Report to Great South Land Minerals, 32pp.

Burrett, C.F., 1997(a), Report from the Shittim#1 Well January 1997, Great South Land Minerals.

Burrett, C.F., 1997(b), Report from the Shittim#1 Well March 1997, Great South Land Minerals.

Great South Land Minerals Limited, Annual Reports for 1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004.

Great South Land Minerals Limited, Tasmanian Oil and Gas Explorer Attracts International Interest, Media Release 28 May 2004.

Great South Land Minerals Limited, 2004, Submission to Minister for Renewal of Exploration Licence SEL 13/98, 10 September 2004.

Great South Land Minerals Pty Ltd, Oil and Gas Prospectivity of the Tasmanian Basin: A Progress Report, 1995.

Great South Land Minerals Pty Ltd, Annual Report EL 1/88, 1995.

Great South Land Minerals Pty Ltd, Annual Report EL 1/88, EL 9/95, EL 21/95, 1996.

Leaman, D.E., 1987, Conga Oil Pty Ltd – Current Exploration Status – Project D’Entrecasteaux South east Tasmania, November 1987.

Mineral Resources Tasmania, REGIS Detailed Expenditure on Licences with Summary, Great South Land Minerals Limited, EL 1/88 from 01 July 1988 to 31 March 1999, Government of Tasmania.

Mineral Resources Tasmania, REGIS Detailed Expenditure on Licences with Summary, Great South Land Minerals Limited, EL 1/95 from 01 July 1996 to 31 March 1999, Government of Tasmania.

Mineral Resources Tasmania, REGIS Detailed Expenditure on Licences with Summary, Great South Land Minerals Limited, EL 21/95 from 01 July 1996 to 31 March 1999, Government of Tasmania.

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Mineral Resources Tasmania, REGIS Detailed Expenditure on Licences with Summary, Great South Land Minerals Limited, SEL 13/98 from 10 June 1999 to 30 September 2001, Government of Tasmania.

Mineral Resources Tasmania, REGIS Detailed Expenditure on Licences with Summary, Great South Land Minerals Limited, SEL 13/98 from 10 June 1999 to 31 March 2004, Government of Tasmania.

Mobil Energy Minerals, Inc., 1984, Final Report on EL 30/80.

Mulready, N.J., 1995, Report on the Significance of Shittim#1 Well Stratigraphic Corehole, EL 1/88 North Bruny Island, Tasmania as at September 5th, 1995.

Randall, C-L., 1997, Palynology and Hydrocarbon Potential of the Lower Parmeener Supergroup in Tasmania, Unpublished Honours thesis, University of Tasmania Geology Dept. 83pp.

Wakefield, L., 1999, Independent Geologist’s Report on the Exploration Prospectivity on the Onshore Tasmania Basin.

Woods, Trent J., 1995, Petroleum Prospectivity of the Palaeozoic, South-East Tasmania; An Investigation on the Timing of Potential Hydrocarbon Generation from Palaeozoic Sediments and Characterisation of Potential Reservoirs of the Lower Parmeener Supergroup, Research thesis submitted in partial fulfilment of the requirements for the Degree of Bachelor of Science with Honours.

Young, Robert S., 1996, Potential of Oil and Gas in the Tasmanian Onshore Basin, internal company report.

I.b	ARTICLES

Pacheco, N., 2002, Helium, in U.S. Geological Survey Minerals Yearbook – 2002, 36.1-36.11.

VALMIN Code. (1998). Australasian Institute of Mining and Metallurgy (AusIMM)

I.c	WEB SITES

GSLM Web site – www.gslm.com.au

Australian Stock Exchange – www.asx.com.

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